Exhibit 99.1

Dehaier Announces Closing of $6.7 Million Registered Direct Offering of Common Shares and Warrants

BEIJING, February 26, 2014 - Dehaier Medical Systems Ltd. (NASDAQ: DHRM) (“Dehaier” or the “Company”), an emerging leader in the development, assembly, marketing and sale of medical devices and homecare medical products in China, today announced the closing of a previously announced securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors for the sale of 734,700 common shares in a registered offering at the price of $9.12 per common share.

Gross proceeds from the offering were approximately $6.7 million. After payment of expenses, the Company received approximately $6.1 million in net proceeds. In addition, warrants to purchase 220,410 common shares in the aggregate were issued to the investors. If fully exercised, the Company would receive aggregate gross proceeds from the warrants of approximately $2.6 million. The company intends to use the net proceeds from this offering for working capital and other general corporate purposes. FT Global Capital, Inc. served as the placement agent for the offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, government approvals or performance, and underlying assumptions and other statements that are other than statements of historical facts, including in particular any implications regarding the implications. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Contact Us

Dehaier Medical Systems Limited

Surie Liu

+86 10-5166-0080

lius@dehaier.com.cn

Dehaier Medical Systems Limited

Tina He

+86 10-5166-0080

hexw@dehaier.com.cn